August 2, 2007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-7561

Re:

National HealthCare Corporation

Form 10-K for the fiscal year ended December 31, 2005

Filed March 16, 2006

File No. 001-134589

Dear Mr. Spirgel:

The purpose of this letter is to confirm that the SEC staff will not object to NHC’s determination to not consolidate National or the ESOP upon adoption of FIN 46R in 2004.

This issue was discussed during our conference call on July 26, 2007.  We understand that you are relying upon the following representations from us:

1.  We believe National’s equity at risk has at all times since at least 1999 been sufficient to make a determination that National is not a variable interest entity.  In making this determination, we are not including equity contributed by or created from amounts guaranteed by NHC.

2.  National was formed and is operated for the benefit of the ESOP participants - that is, to provide retirement benefits and value to the employees of NHC and NHC’s affiliates.

3.  The ESOP in the past has appointed and in the future intends to appoint independent trustees for the benefit of the ESOP participants when decisions must be made that may create the appearance of a conflict of interest between NHC and the ESOP.  It is intended that those independent trustees will be of substantive quality.

4.  We consider the sale of the three nursing homes in 1997 and 1999 to be reconsideration events under paragraph 7.d. of Interpretation 46(R).

5.  There are no “side agreements” or agreements not disclosed to you that would be relevant to these discussions.

You stated in the call that future events, if any, such as the issuance of new debt between NHC and National, the guarantee of the debt of National by NHC, or the sale of NHC facilities to National may be events that would cause us to reconsider whether National is a VIE and, if so, whether NHC is the primary beneficiary.  You also stated that you have not answered the

Mr. Larry Spirgel

August 2, 2007

question of whether the repayment of debt or the release of restricted shares into the accounts of the ESOP participants that occurs as the debt is repaid are reconsideration events under FIN 46R.

Following is our proposed additional disclosure to be included in the notes to the financial statements in the Form 10-Q for the period ended June 30, 2007, and in each annual Form 10-K thereafter that regards NHC’s relationship with National and we would appreciate any comments the staff may have.  Please notice in particular the paragraph “Consolidation Considerations” which is the disclosure in response to the SEC Staff comments.

Note 4 - Relationship with National Health Corporation

National, which is wholly-owned by the National Health Corporation Leveraged Employee Stock Ownership Plan (“ESOP”), was formed in 1986 and served as our administrative general partner through December 31, 1997, when we operated as a master limited partnership.  As discussed below, the personnel conducting our business, including our executive management team, are employees of National and have ownership interests in National through their participation in the ESOP.

Sale of Long-Term Health Care Centers to and Notes Receivable from National—

During 1988, we sold the assets (inventory, property and equipment) of eight long-term health care centers (1,121 licensed beds) to National for a total consideration of $40,000,000.  The consideration consisted of $30,000,000 in cash and a $10,000,000 note receivable due December 31, 2007.  The note receivable earns interest at 8.5%.  We have agreed to manage the centers under a 20-year management contract for management fees comparable to those in the industry.  With our prior consent, National sold one center to an unrelated third party in 1997 and two centers to an unrelated third party in 1999.  Thus, we now manage five centers for National. See Note 6 for additional information on management fees recognized from National.

Our carrying amount in the assets sold in 1988 to National was approximately $24,255,000.  The resulting profit of $15,745,000 was deferred and will be amortized into income beginning with the collection of the note receivable (up to $12,000,000) with the balance ($3,745,000) of the profit being amortized into income on a straight-line basis over the management contract period.  Currently, the $12,000,000 of notes receivable are due December 31, 2007.

In conjunction with our management contract, we have entered into a line of credit arrangement whereby we may have amounts due to or due from National from time to time.  The maximum available borrowings under the line of credit are $2,000,000, the interest rate on the line of credit is prime plus one percent and the final maturity is January 1, 2008.  At June 30, 2007 no balance was owed under this arrangement.  After January 1, 2008, we will no longer be obligated to make loans under the line of credit arrangement.  We may, however, make short-term loans to National or have accounts receivable from or payable to National in the regular course of business.

Mr. Larry Spirgel

August 2, 2007

ESOP Financing Activities—

During 1988, we obtained from National long-term financing of $8,500,000 for the construction of our headquarters building.  National obtained its financing through the ESOP.  The note requires quarterly principal and interest payments with interest at 9% and is secured by the headquarters building.  At December 31, 2006 and June 30, 2007, the outstanding balance on the note was approximately $519,000 and $259,000, respectively, which is included Long-Tem Debt (or as appropriate in the current portion of long-term debt) in the Interim Condensed Consolidated Balance Sheets.  The building is owned by a separate partnership of which we are the general partner and building tenants are limited partners.  We own 96.5% of the partnership and consolidate the financial statements of the partnership in our consolidated financial statements.  The cumulative equity in earnings of the partnership related to the limited partners’ ownership is reflected in minority interests in consolidated subsidiaries.

In addition, our $1,266,000 senior secured notes payable ($2,113,000 at December 31, 2006) were financed by National.  National obtained its financing through the ESOP.  Our interest costs, financing expenses and principal payments with National are consistent with National and the ESOP’s terms with their respective lenders.

During 1991, we borrowed $10,000,000 from National.  The term note payable requires quarterly interest payments at 8.5%.  The entire principal is due at maturity in 2008.

Payroll and Related Services—

The personnel conducting our business, including our executive management team, are employees of National and have ownership interests in National through their participation in the ESOP.  National provides payroll services, provides employee fringe benefits, and maintains certain liability insurance.  We pay to National all the costs of personnel employed for our benefit, as well as an administrative fee equal to 1% of payroll costs.  Such costs totaling approximately $302,862,000, $285,000,000, and $276,000,000 for 2006, 2005 and 2004, respectively, are reflected as salaries, wages and benefits in our consolidated statements of income.  The administrative fee paid to National for 2006, 2005, and 2004 was $2,700,000, $2,393,000, and $2,303,000, respectively.  National maintains and makes contributions to its ESOP for the benefit of eligible employees.

National’s Ownership of Our Stock—

At December 31, 2006 and June 30, 2007, National owns 1,238,924 shares (or approximately 9.9%) of our outstanding common stock.

Mr. Larry Spirgel

August 2, 2007

Consolidation Considerations—

Because of the considerable contractual and management relationships between NHC and National as described in this note above, we have considered whether National should be consolidated by NHC under the guidance provided in FASB Interpretation No. 46(R) (As Amended), “Consolidation of Variable Interest Entities” [“FIN 46(R)”].  We do not consolidate National because (1) National’s equity at risk is sufficient to finance its activities without past or future subordinated support from NHC or other parties, and (2) the equity holders of National (that is collectively the ESOP, its trustees, and the ESOP participants) possess the characteristics of a controlling financial interest, including voting rights that are proportional to their economic interests.  Supporting the assertions above is the following:  (1) substantive independent trustees are appointed for the benefit of the ESOP participants when decisions must be made that may create the appearance of a conflict of interest between NHC and the ESOP, and (2) National was designed, formed and is operated for the purpose of creating variability and passing that variability along to the ESOP participants—that is, to provide retirement benefits and value to the employees of NHC and NHC’s affiliates.

We appreciate the time and attention of the staff to these matters.

Sincerely,

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President & Chief Accounting Officer

CC:

Ben Neuhausen, BDO Seidman

Mike Musick, BDO Seidman